Exhibit 12

WASHINGTON REAL ESTATE INVESTMENT TRUST

Computation of Ratio of Earnings to Fixed Charges

(In thousands)

	Q1 2009	Q2 2009	Q3 2009	Q4 2009	2009	2008	2007	2006	2005
Income from continuing operations	$10,199	$6,092	$4,229	$5,501	$26,021	$7,889	$25,136	$32,477	$35,288
Additions:
Fixed charges
Interest expense	19,681	19,316	18,224	17,780	75,001	75,041	66,336	47,873	36,821
Capitalized interest	323	335	345	349	1,352	2,347	6,672	3,782	1,127

	20,004	19,651	18,569	18,129	76,353	77,388	73,008	51,655	37,948
Deductions:
Capitalized interest	(323)	(335)	(345)	(349)	(1,352)	(2,347)	(6,672)	(3,782)	(1,127)
Net income attributable to noncontrolling interests	(49)	(52)	(53)	(49)	(203)	(211)	(217)	(204)	(172)

Adjusted earnings	$29,831	$25,356	$22,400	$23,232	$100,819	$82,719	$91,255	$80,146	$71,937

Fixed Charges (from above)	$20,004	$19,651	$18,569	$18,129	$76,353	$77,388	$73,008	$51,655	$37,948
Ratio of Earnings to Fixed Charges	1.49	1.29	1.21	1.28	1.32	1.07	1.25	1.55	1.90